EXHIBIT 21

Subsidiaries of United Security Bancshares, Inc.

Name of Subsidiary	State of Organization

First United Security Bank	Alabama

Acceptance Loan Company, Inc.	Alabama

FUSB Reinsurance, Inc.	Arizona